

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

31st December 2002



03003090

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03 JAN 13 AM 11:38

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 31st December 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

Encl

dlw 1/14

Full Text Announcement



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Directorate Change
Released	09:11 31 Dec 2002
Number	6697F

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Please be advised that Mr George Ho has retired as a Director of the Company with effect from 31st December 2002 and Mr Jenkin Hui has been appointed as a Non-executive Director of the Company with effect from 1st January 2003.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

31st December 2002

www.jardines.com

END





Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

31st December 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of a press release issued on 31st December 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street,
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Board Changes at Jardine Matheson

31st December 2002 – Jardine Matheson Holdings Limited today announced that Mr George Ho is retiring from the Board at the year end. Mr Ho has served as a non-executive director of the Group's holding company since 1981.

Mr Henry Keswick, Chairman of Jardine Matheson Holdings, said, "We are extremely grateful to George Ho for his extensive contribution to Jardines over many years. We are pleased that he will continue on the board of Group company Hongkong Land Holdings."

It was further announced that Mr Jenkin Hui is joining the Board of Jardine Matheson Holdings Limited as a non-executive director with effect from 1st January 2003. Mr Hui is a director of Central Development Ltd and a number of property and investment companies in Hong Kong. He is also a director of Jardine Strategic Holdings and Hongkong Land Holdings.

With its broad portfolio of leading businesses, the Jardine Matheson Group is a unique Asian-based conglomerate with unsurpassed experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Mandarin Oriental, Dairy Farm, Cycle & Carriage and Jardine Lloyd Thompson. These operations, which employ some 130,000 people, are leaders in the fields of engineering and construction, consumer marketing, motor trading, property, hotels, supermarkets and insurance broking.

- end -

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This and other Group announcements can be assessed through the Internet at "www.jardines.com".

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong